UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

The disclosure in this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455), and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished

CONTENTS

On August 14, 2026, SaverOne 2014 Ltd. (the “Company”) announced its unaudited financial results for the 6-month period ended June 30, 2026. The Company’s Operating and Financial Review and Results of Operations for the six months ended June 30, 2026 and 2025 are attached hereto as Exhibit 99.1 and the Company’s unaudited interim condensed financial statements unaudited for the six months ended June 30, 2026 and 2025 are attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Operating and Financial Review and Prospects as of June 30, 2026
99.2	Unaudited Interim Condensed Financial Statements as of June 30, 2026
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

SAVERONE 2014 LTD.

By:	/s/ Ori Gilboa
Name:	Ori Gilboa
Title:	Chief Executive Officer

3